

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Antonio Conte
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

>   **Re:     Southern States Sign Company**
>   **Amendment No. 3 to Form 8-K**
>   **Filed February 21, 2013**
>   **File No.  333-171842**

Dear Mr. Conte:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement

The Acquisition, page 1

1.      We note your statement on page 1 that since only CR&P's shares were acquired by the company in the share exchange, shareholder approval was not required.  However, we also note your disclosure in the next paragraph that in exchange for all of the issued and outstanding shares of CR&P, the CR&P shareholders received 21,250,000 shares of your common stock.  Please reconcile these two statements and explain to us in more detail how you determined that shareholder approval was not required.

Form 10 Disclosure

Business

Overview, page 3

2.      We note your response to comment 7 in our letter dated December 10, 2012.  We
        continue to believe that you should revise to clarify whether you have any obligation for
        capital or fixed assets requirements in connection with your management agreements.
        For example only, please clarify who is responsible for any property upgrades and
        general maintenance.  In addition, please revise to clarify whether the minimum rent
        calculation is a function of occupancy levels and average daily rates.

Properties, page 6

3.      We note your response to comment 11 in our letter dated December 10, 2012.  We further
        note your revenue per available room appears higher than the average daily rate.  Taking
        into account your occupancy, please explain how you calculated revenue per available
        room.  In addition, please provide the occupancy rate, average daily rate and revenue per
        available room for each hotel.

Management's Discussion and Analysis or Plan of Operation

Recent Developments and Events, page 23

4.      We note your response to comment 16 in our letter dated December 10, 2012.  However,
        we are unable to locate the revised disclosure on page 23.  Please revise to provide the
        material terms of the transaction with JSH, including the consideration paid and your
        current stake in JSH, or advise.

Directors and Executive Officers, page 37

5.      We note your response to comment 22 in our letter dated December 10, 2012; however,
        we were unable to locate the disclosure required under Item 407(a) of Regulation S-K.
        Please advise or revise accordingly.

Exhibit 99.1

General

6.      Please revise your financial statements to clarify for the reader that the amounts presented
        have been rounded to the nearest thousand.

Consolidated Statements of Cash Flows, page 4

7.      We are unclear how you determined your presentation of discontinued operations is appropriate.  Please revise your presentation to allocate cash flows from discontinued operations either to operating, investing or financing activities.

Notes to the Audited Consolidated Financial Statements

2. Summary of significant accounting policies

Goodwill and Other Intangible Assets, page 9

8.      We have considered your response to our prior comment 34.  In your previously filed Form 8-K, you indicated that acquired assets were recorded at acquisition cost rather than fair value.  As it does not appear that there have been any changes to the amounts recorded to net properties, plant and equipment, explain to us how you have corrected your financial statements to comply with U.S. GAAP.

Leasing, page 9

9.      We have considered your response to our prior comment 37 and the revisions to your footnote disclosure.  It does not appear that the total net minimum lease payments presented on page 19 of your financial statements equals the total outstanding liabilities under capital lease at period end.  Please revise your financial statements to update the total minimum lease payment disclosure or explain to us why no revision is necessary.

Revenue Recognition, page 10

10.     We have considered your response to our prior comment 39 and the revisions to your financial statement disclosure.  Please expand your disclosure to provide a more robust description of your revenue recognition policies.  In your revised disclosure please state, if true, that fixed rent received under contracts with set increasing rental rates is recognized on a straight-line basis.  In addition your revised disclosure should state, if true, that additional variable revenues subject to a contingency (i.e. operating profit floor) are not recognized until the contingency has been resolved.

4. Advance payment on purchase and other current assets, page 10

11.     We have considered your response to our prior comment 41.  Please explain to us how you determined it would be appropriate to recognize any of additional premium as of December 31, 2011.  The amount appears to be a gain contingency which would not be recognized as revenue until realized.  Reference is made to ASC Topic 450-30-25-1.

13. Commitments and contingencies, page 19

12.	Please explain to us how you have met all of the disclosure requirements of ASC Topic 450-20-50 related to litigation claims. Specifically tell us whether any loss contingencies exist which are reasonably estimable and for which there is a reasonable possibility that a loss has occurred. Reference is made to ASC Topic 450-20-50-2. Additionally, explain to us how your policy for recognizing a loss complies with the guidance in ASC Topic 450-20-25.

15. Subsequent Events, page 20

13.	Please confirm for us that the spin-offs described in this footnote have been classified as held for sale and discontinued operations for all periods presented. In your response, explain to us where these entities are listed in footnote 5 to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel